Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

February 14, 2018

VIA EDGAR

Keith Gregory

Division of Investment Management, Disclosure Review Office No. 3

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Great-West Funds, Inc. (“Registrant”)
Post-Effective Amendment No. 160 to Registration Statement on Form N-1A
File Nos. 2-75503, 811-03364

Dear Mr. Gregory:

Filed herewith is post-effective amendment no. 160 (“Amendment No. 160”) to the above referenced registration statement filed on behalf of Great-West Funds, Inc. (“Great-West Funds” or “Registrant”) pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “1933 Act”).

Summary of Changes

Amendment No. 160 reflects changes to the Registrant’s registration statement made in response to comments of the Commission staff (“Staff”) on post-effective amendment No. 160 to Great-West Funds’ registration statement, filed pursuant to Rule 485(a)(2) under the 1933 Act on September 28, 2018, which was withdrawn on November 15, 2018 (“Prior Amendment No. 160”).

Amendment No. 160 (i) reflects the addition of three (3) series of the Registrant (Great-West Lifetime 2060 Fund, Great-West Lifetime Conservative 2060 Fund, and Great-West SecureFoundation Lifetime 2060 Fund); (ii) makes conforming changes to the Registrant’s Prospectus, Statement of Additional Information (“SAI”) and Part C; and (iii) addresses Staff comments on Prior Amendment No. 160.

Request for Selective Review

The Registrant respectfully requests selective review of Amendment No. 160 pursuant to (i) Division of Investment Management IM Guidance Update No. 2016-06 (Dec. 2016) (“2016 IM Guidance”) and (ii) Securities Act Release No. 6510 (Feb. 15, 1984) (“1984 Release”). The Registrant notes that, in the 2016 IM Guidance, the Commission staff has encouraged registrants to request selective review of a filing “that contains disclosure that is not substantially different from the disclosure contained in one or more prior filings by the [Registrant] or other [Registrants] in the complex.” The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.”

In support of its request, and as instructed in the 2016 IM Guidance, the Registrant notes that Amendment No. 160 is identical to the post-effective amendment no. 151 filed on April 27, 2018 (“Amendment No. 151”) in all material respects except as noted in the Summary of Changes above.

Other than the material changes noted above in the Summary of Changes, the Registrant believes there are no specific areas in Amendment No. 160 that warrant particular attention.

Accordingly, the Registrant respectfully submits that the Commission staff can focus its review on the changes detailed above in the Summary of Changes, and that, to the extent the staff has reviewed the existing disclosures, it will already be familiar with the features described.

RESPONSES TO STAFF COMMENTS

Set forth below is each Staff comment on Prior Amendment No. 160, communicated by telephone on November 13, 2018, followed by Great-West Funds’ response. Capitalized terms not defined in this letter have the meanings given them in the prospectus.

Comment No. 1

Because this registration statement includes all of the Funds, please update the relevant disclosure in the prospectus for all of the Funds.

Response

Comment complied with by updating all relevant disclosure in the prospectus for all Funds.

Comment No. 2

To the extent applicable please apply comments on disclosure in one location to all similar disclosure appearing elsewhere in the registration statement.

Response

Comment complied with by applying comments, to the extent applicable, to all similar disclosure appearing elsewhere in the registration statement.

Comment No. 3

Lifetime Funds, page 62. Please revise the last sentence of the first paragraph on page 62 to: “The glide path continues.”

Response

Comment complied with by providing the following language: “The glide path continues to adjust the Fund’s equity exposure downward after the target date is reached.”

Comment No. 4

Great-West Lifetime 2060 Fund, Fund-of-Funds Structure Risk, page 62. Change the third bullet point in the Fund-of-Funds Structure Risk, to either the “Fund may be more susceptible” or the “net asset value of the Fund’s securities may be more susceptible.”

Response

Comment complied with by providing the following language: “As a result, the net asset value of the Fund’s securities may be more susceptible to any single economic, political or regulatory event than that experienced by a similarly structured diversified fund.”

Comment No. 5

Great-West Lifetime 2060 Fund, Derivatives Risk, page 63. Please revise this list to more specifically identify the types of derivatives in which the Underlying Funds principally invest similar to what is included in Item 9.

Response

Comment complied with by revising the list of the types of derivatives in which the Underlying Funds principally invest as follows: “Underlying Funds may invest in derivative instruments, including but not limited to, futures contracts, forward contracts, options and swaps.” This updated list reflects the types of derivatives included in Item 9.

Comment No. 6

Great-West Lifetime 2060 Fund, Fixed Income Risk, page 63. Consider disclosing as a separate risk and in more detail if the Fund expects to have material exposure to high yield or junk bonds.

Response

Registrant respectfully notes that the Fund will not have material exposure to high yield or junk bonds; therefore, no additional disclosure related to the risks of such investments was added.

Comment No. 7

Great-West Lifetime 2060 Fund, Geographic Concentration Risk, page 63. If the Fund expects that it will have significant exposure to any particular region, for example the European Union or Asia, please add relevant risk disclosure for that region.

Response

The Fund does not intend to concentrate in any particular country or region outside the U.S. Nonetheless, the Fund may from time to time focus investments in a particular country or region as a residual of implementing its investment strategy. Accordingly, the Fund has retained the general risk disclosure.

Comment No. 8

Great-West Lifetime Funds, More Information About the Funds, Overview of the Funds, page 65. Please explain the meaning of the last sentence of the first paragraph.

Response

To clarify the disclosure, Registrant has removed the last sentence of the first paragraph on page 65 of the prospectus.

Comment No. 9

Great-West Lifetime Funds, More Information About the Funds, Principal Investment Strategies, page 67. Item 4 disclosure treats real estate as separate from both equity and income; therefore, please use the same terminology in this section for clarity.

Response

Comment complied with by treating real estate separately from both equity and income in the asset allocation table of this section as illustrated below:

Fund	Equity Fund Allocation	Fixed Income Fund Allocation	Real Estate Fund Allocation
Great-West Lifetime 2015 Fund	30-50%	45-65%	0-10%
Great-West Lifetime 2020 Fund	35-55%	40-60%	0-10%
Great-West Lifetime 2025 Fund	40-60%	35-55%	0-10%
Great-West Lifetime 2030 Fund	55-75%	25-45%	0-10%
Great-West Lifetime 2035 Fund	65-85%	15-35%	0-10%
Great-West Lifetime 2040 Fund	70-90%	5-25%	0-10%
Great-West Lifetime 2045 Fund	75-95%	2-20%	0-10%
Great-West Lifetime 2050 Fund	75-95%	2-20%	0-10%
Great-West Lifetime 2055 Fund	75-95%	2-20%	0-10%
Great-West Lifetime 2060 Fund	75-95%	2-20%	0-10%

Comment No. 10

Great-West Lifetime Funds, More Information About the Funds, Principal Investment Strategies, page 67. Please confirm that the allocation percentages in the first table are correct for all Funds as of the effective date of the prospectus.

Response

Registrant notes that the correct allocation percentages in the first table will be included for all Funds in the subsequent 485(b) filing to be effective May 1, 2019.

Comment No. 11

Great-West Lifetime Funds, More Information About the Funds, Derivatives, page 74. Please add risk disclosure related to futures, forwards, options and swaps. Please include structured securities in this list of investments and the associated risks.

Response

Comment complied with by revising the “Derivatives Risk” disclosure in the principal investment risks section to contain the list of derivative instruments used principally, which includes futures, forwards, options, and swaps. Registrant notes that based on Comment No. 22 below, the paragraph regarding derivative risks on page 74 beginning with “Derivatives involve special risks…” was removed and included in the Derivatives Risk in the principal investment risk section. Registrant notes that structured securities were not included in the list of investments on page 74 because such investment type is not a principal investment type. Conforming changes regarding structured securities were made throughout the registration statement.

Comment No. 12

Great-West Lifetime Funds, More Information About the Funds, Other Risk Factors Associated with the Funds, page 77. Consider whether the second sentence in the second paragraph should say “ended” rather than “reduced.” Also consider whether the next sentence should be deleted or clarify what support this sentence is discussing.

Response

Comment complied with by updating “Other Risk Factors Associated with the Funds” to state the following:

“In the past decade, financial markets including those in the U.S., Europe, Asia and elsewhere, have experienced increased volatility, depressed valuations, decreased liquidity and heightened uncertainty. Governmental and non-governmental issuers have defaulted on, or been forced to restructure, their debts. These conditions may continue, recur, worsen or spread.

Policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation, and may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.

Economies and financial markets throughout the world are becoming increasingly interconnected. Economic, financial or political events, trading and tariff arrangements, terrorism, natural disasters and other circumstances in one country or region could have profound impacts on global economies or markets. As a result, whether or not the Funds invest in securities of issuers located in or with significant exposure to countries directly affected, the value and liquidity of the Funds’ investments may be negatively affected.

A complete listing of the Funds’ investment limitations and more detailed information about their investment policies and practices are contained in the SAI.”

Comment No. 13

Great-West Lifetime Funds, Management & Organization, Advisory Fees, page 79. Please clarify what this means [GWL&A Contract fee waivers], possibly by giving an example, and additionally please reflect this amount in the fee table as a waiver.

Response

Registrant notes that for the Great-West Lifetime 2060 Fund, the GWL&A Contract management fee waiver is not applicable because the Fund does not invest in the GWL&A Contract. However, Registrant retains the disclosure because other Funds covered by the same prospectus invest in the GWL&A Contract. To the extent that a Fund receives a GWL&A Contract management fee waiver and that waiver rises to a basis point, the amount of such waiver and a related footnote is included in the Fund’s fee table.

Comment No. 14

Great-West Lifetime Funds, Management & Organization, Advisory Fees, page 79. Please delete the phrase “may not be waived” in the last sentence on page 79 as the Staff does not view that rights under federal or state securities laws may be waived.

Response

Comment complied with by removing the phrase “may not be waived.” The following language is the revised disclosure: “Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights in any shareholder, other than any rights conferred by federal or state securities laws.”

Comment No. 15

Great-West Lifetime Conservative 2060 Funds, Cover page. Please make all applicable changes from the Great-West Lifetime 2060 Fund to this Fund.

Response

Comment complied with by making all applicable changes from the Great-West Lifetime 2060 Fund to this Fund.

Comment No. 16

Great-West SecureFoundation Lifetime Funds, Cover page. Please revise the disclosure on the cover page to clarify that these Funds are only available as an investment option in connection with a GWLB rider.

Response

Comment complied with by revising the disclosure on the cover page as requested to include the following language:

“Shares of a Fund are only available as an investment option in connection with a Guaranteed Lifetime Withdrawal Benefit (the “Guarantee”) either as a fixed deferred annuity contract, a certificate to a group fixed deferred annuity contract issued by GWL&A, a variable annuity contract issued by GWL&A or GWL&A of NY, or a rider to a variable annuity contract issued by GWL&A or GWL&A of NY.”

Comment No. 17

Great-West SecureFoundation Lifetime 2060 Fund, Cover page. To the extent applicable, please make all applicable changes from the Great-West Lifetime 2060 Fund to this Fund.

Response

Comment complied with by making all applicable changes from the Great-West Lifetime 2060 Fund to this Fund.

Comment No. 18

Great-West SecureFoundation Lifetime 2060 Fund, Principal Investment Risks, Risks associated with the Guarantee, page 59. Please either delete or supplementally explain what this risk has to do with an investment in the Fund as the summary prospectus should only describe the risks associated with the Fund.

Response

Comment complied with by removing the risk “Risks associated with the Guarantee.”

Comment No. 19

Great-West SecureFoundation Lifetimes Funds, More Information About the Funds, Guarantee, page 60. Please delete all of the disclosure related to the rider and the Guarantee as the disclosure does not relate to the Funds.

Response

Comment complied with by removing all disclosure related to the rider and the Guarantee.

Comment No. 20

Great-West SecureFoundation Lifetimes Funds, More Information About the Funds, Small and Medium Size Companies, page 64. Please add disclosure relating to the Funds’ investment in large cap strategy as well as relevant risk disclosure below.

Response

Comment complied with by providing the following language:

“Small, Medium, and Large Size Companies

The term small size companies refers to companies with a relatively small market capitalization, such as those in the Russell 2000® Index. The term medium size companies refers to companies with mid-level market capitalization, such as those in the Russell Midcap® Index. The term large size companies refers to companies similar in size to the Russell 1000® Index. Companies that are small or unseasoned (less than three years of operating history) are more likely not to survive or accomplish their goals with the result that the value of their stock could decline significantly. These companies are less likely to survive since they are often dependent upon a small number of products and may have limited financial resources.”

Additionally, Registrant notes that the principal investment risk section currently contains risk disclosure related to small, medium and large size companies.

Comment No. 21

Great-West SecureFoundation Lifetimes Funds, More Information About the Funds, Risk of Index Funds, page 65. Please move this to the risk disclosure below.

Response

Comment complied with by moving index fund risk to the principal investment risk section below.

Comment No. 22

Great-West SecureFoundation Lifetimes Funds, More Information About the Funds, Derivatives, page 66. Please move the paragraph beginning “Derivatives involve special risks…” to the risk disclosure below.

Response

Comment complied with by removing the paragraph beginning with “Derivatives involve special risks…” from this section and updating the Derivatives Risk in the principal investment risks section accordingly.

Comment No. 23

Great-West SecureFoundation Lifetimes Funds, More Information About the Funds, Risks Associated with the Guarantee, page 69. Please delete all of the disclosure related to the rider and the Guarantee to the extent that the risks does not relate to the Fund.

Response

Comment complied with by removing this disclosure related to the rider and the Guarantee.

Comment No. 24

Great-West SecureFoundation Lifetimes Funds, Shareholder Information, Purchasing and Redeeming Shares, page 73. The prospectus must disclose any restrictions on redemptions (Item 11(c)). Investors are still able to redeem shares of the Fund even though the consequence may be that they lose protection under the Guarantee. Please delete all but the last 4 paragraphs of this section.

Response

Comment complied with by deleting the requested paragraphs of this section and providing the following language:

“Redeeming Shares

Each Fund will normally send redemption proceeds within one business day following the receipt of a redemption request that is in good order. Each Fund may, however, delay payment of redemption proceeds for up to seven (7) days and may suspend redemptions and/or further postpone payment proceeds when the NYSE is closed (other than weekends or holidays) or when trading thereon is restricted or during emergency or other circumstances if it is not reasonably practicable for the Fund to liquidate its portfolio securities or fairly determine the value of its net assets, each as determined by the SEC, or as otherwise permitted by an order issued by the SEC. When a shareholder places a request to redeem shares for which the purchase money has not yet been collected, the request is not considered to be in good order until the purchase has been cleared. Following clearance, the request will be executed at the next determined net asset value.

Under normal conditions, each Fund typically expects to meet daily shareholder redemptions by monitoring each Fund’s portfolio and redemption activities and by holding a reserve of highly liquid assets, such as cash or cash equivalents. Each Fund may use additional methods to meet shareholder redemptions, if they become necessary. These methods may include, but are not limited to, the sale of portfolio assets, the use of overdraft protection afforded by each Fund’s custodian bank, or borrowing from a line of credit.”

Comment No. 25

SAI, Cover page. Please confirm that the auditor consent filed with the 485(b) filing will cover all of the Funds in this SAI.

Response

Registrant confirms the auditor consent filed with the 485(b) filing will cover all of the Funds in this SAI.

Comment No. 26

SAI, Investment Limitations, Industry Concentration, page 2. If this part of the explanatory note, rather than the actual fundamental policy, please change “may” to “will” in the next annual update.

Response

Registrant notes that the language identified by the Staff relates to a fundamental policy of the Funds, which can only be changed by a vote of a Fund’s shareholders. Accordingly, Registrant has not made the requested change.

Comment No. 27

If the subsequent filing will need to be accelerated, please provide the indemnification language provided by Rule 484.

Response

The Registrant notes the subsequent filing will not need to be accelerated.

Comment No. 28

Please confirm that the Chief Accounting Officer or Comptroller has signed the registration statement and indicate which individual is in that role.

Response

Registrant confirms that Mary C. Maiers, Chief Financial Officer & Treasurer serves as the chief accounting officer and has signed the registration statement.

Procedural Matters

The Registrant will include the necessary exhibits to its registration statement in the Registrant’s filing pursuant to paragraph (b) of Rule 485.

To assist the Commission staff, we are delivering a courtesy copy of Amendment No. 160, which is marked to reflect changes made since Post-Effective Amendment No. 151 to Mr. Keith Gregory of the Division of Investment Management Disclosure Review Office.

Please direct any question or comment regarding Amendment No. 160 to me at (303) 737-3011 or to Ryan L. Logsdon at (303) 737-4675.

Sincerely,

/s/ Cara B. Owen

Cara B. Owen

Senior Counsel & Assistant Secretary

cc:	Ryan L. Logsdon, Vice President, Counsel & Secretary, Great-West Funds, Inc.

Enclosures